                     SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549

                                  FORM 11-K

     /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the Fiscal Year Ended December 31, 1994

                                  OR

     / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                           Commission file number:
                                    1-4003

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:


                 DRESSER INDUSTRIES, INC. STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            DRESSER INDUSTRIES, INC.
                              2001 Ross Avenue
                             Dallas, Texas 75201

                                                        [LOGO]



DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

FINANCIAL STATEMENTS
DECEMBER 31, 1994 AND 1993

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

INDEX TO PLAN FINANCIAL STATEMENTS
- - -----------------------------------------------------------------------------

                                                                       Page
                                                                       ----
Report of Independent Accountants                                        1

Plan Financial Statements:

  Statement of Net Assets                                                2

  Statement of Changes in Net Assets                                     3

  Notes to Financial Statements                                         4-5

Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes
   at December 31, 1994                                                  6

  Schedule of Reportable Transactions                                    7


                        2001 Ross Avenue, Suite 1800    Telephone 214 754-7900
                        Dallas, Texas 75201-2997



PRICE WATERHOUSE LLP                                      [LOGO]



                      REPORT OF INDEPENDENT ACCOUNTANTS
                      --------------------------------



To the Participants and Stock Purchase Plan
 Committee of the Dresser Industries, Inc.
 Stock Purchase Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets of the Dresser Industries, Inc. Stock Purchase Plan (the Plan) at December 31, 1994 and 1993, and the changes in its net assets for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP


/s/ PRICE WATERHOUSE LLP


Dallas, Texas
June 2, 1995

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS
- - ------------------------------------------------------------------------------

                                                           December 31,
                                                   ---------------------------
                                                       1994            1993
                                                   -----------     -----------
                      ASSETS
                      ------
Cash in bank                                       $       -       $     7,696
Due from Dresser Industries, Inc.                        4,269             -
Dresser Industries, Inc. common stock at market
(1994 - 950,319 shares; cost $13,247,540
 1993 - 970,052 shares; cost $13,000,316)           18,174,851      20,310,949
                                                   -----------     -----------
  Total assets                                     $18,179,120     $20,318,645
                                                   ===========     ===========


        LIABILITIES AND PARTICIPANTS' EQUITY
        ------------------------------------

Book overdraft                                     $     3,838     $       -
Due to Dresser Industries, Inc.                            -             7,307
                                                   -----------     -----------

  Total liabilities                                      3,838           7,307
                                                   -----------     -----------
Participants' equity, at cost                       13,247,971      13,000,705
Unrealized appreciation of investments               4,927,311       7,310,633
                                                   -----------     -----------
Participants' equity, at market                     18,175,282      20,311,338
                                                   -----------     -----------
  Total liabilities and participants' equity       $18,179,120     $20,318,645
                                                   ===========     ===========






              See accompanying notes to financial statements.

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS
- - ------------------------------------------------------------------------------



                                                              YEAR ENDED DECEMBER 31,
                                                           ---------------------------
                                                             1994             1993
                                                          -----------     -----------
Contributions:
 Employees                                                $   746,371     $   771,042
 Employer                                                     185,693         176,722
                                                          -----------     -----------

    Total contributions                                       932,064         947,764
                                                          -----------     -----------

Investment income:
 Cash dividends on Dresser Industries, Inc.
  common stock                                                639,194         576,134
 Interest                                                       6,150           4,748
                                                          -----------     -----------

    Total investment income                                   645,344         580,882
                                                          -----------     -----------

Other (decreases) increases:
 Unrealized (depreciation) appreciation of investments     (1,751,229)      2,835,670
                                                          -----------     -----------

    Total other (decreases) increases                      (1,751,229)      2,835,670
                                                          -----------     -----------
    Total (decrease) increase                                (173,821)      4,364,316
                                                          -----------     -----------

Distributions to participants:
 Cash                                                           1,355           1,419
 Stock, at market                                           1,960,880       2,316,578
                                                          -----------     -----------
    Total                                                   1,962,235       2,317,997
                                                          -----------     -----------

Net (decrease) increase in participants' equity            (2,136,056)      2,046,319

Participants' equity, beginning of year                    20,311,338      18,265,019
                                                          -----------     -----------

Participants' equity, end of year                         $18,175,282     $20,311,338
                                                          ===========     ===========



               See accompanying notes to financial statements.

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
- - ------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

   The Stock Purchase Plan (the Plan) was established to assist eligible employees of Dresser Industries, Inc. (Dresser) to acquire and accumulate shares of common stock of Dresser through payroll deductions. Dresser supplements the contributions of employees who have four or more years of service. Such employees are entitled to either a discount from the market value of the common stock on the date of purchase from Dresser or an employer contribution toward the purchase of shares on the open market. Reference should be made to the Plan document for more complete information.

   Substantially all employees of Dresser having at least one year of employment with Dresser (as defined in the Plan document) except its officers and directors are eligible to participate in the Plan. Employees represented by a union can participate only if eligibility is afforded to them as a result of collective bargaining. No employee may contribute to the Plan during the same calendar year quarter in which contributions are made to any other qualified defined contribution plan sponsored by Dresser other than a 401(k) plan.

   Amounts contributed by the participants and Dresser and cash dividends received from Dresser, if any, are transferred to a trust fund which purchases shares of common stock for the accounts of participants. Common stock of Dresser is purchased on a quarterly basis. At December 31, 1994 and 1993, Dresser common stock shown on the accompanying statement of net assets includes 17,341 and 15,137 shares, respectively, issuable by Dresser based on contributions and investment earnings for the quarters then ended. These shares were issued on January 25, 1995 and January 26, 1994, respectively.

   Common stock, plus cash for any partial share credited to a participant's account, will be distributed to the participant (or the participant's designated beneficiary or estate) in full after the end of a quarter in which a participant becomes eligible for a distribution due to permanent disability, death, retirement, or termination of employment. Prior to termination of employment, shares can be distributed to a participant upon voluntary withdrawal from the Plan or for emergencies at the discretion of the Stock Purchase Plan Committee as provided in the Plan document.

   Dresser may terminate the Plan at any time. Upon termination of the Plan, the trustee will distribute to each participant the balance in such participant's account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The accounting records of the Plan are maintained on an accrual basis. Investments are recorded at market value as determined by the average of the high and low sales prices of Dresser common stock on the last business day of the Plan quarter. Dresser pays all of the Plan's administrative expenses.

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
- - ------------------------------------------------------------------------------

3. TAX STATUS OF THE PLAN

   Management believes the Plan is qualified under section 401(a) of the Internal Revenue Code and therefore the trust is exempt from taxation under section 501(a). The Internal Revenue Service (IRS) granted a favorable letter of determination to the Plan on June 18, 1985. A request has been made with the IRS for a similar qualification for the Plan as subsequently amended. Generally, employer contributions to a qualified plan are deductible by Dresser when made. Earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

   Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents, as amended. Management believes the Plan is qualified under the applicable sections of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has complied with the fidelity bonding requirements of ERISA.

4. PARTICIPANT INCOME TAX STATUS

   Participants are liable for income taxes on distributions received from the Plan in accordance with the Internal Revenue Code. Participant tax liability is more fully described in the Summary Plan Description available from Dresser.

5. PARTICIPANTS WITHDRAWN AT YEAR-END

   Plan assets totalling $368,864 and $310,201 relate to participants that have withdrawn from the Plan at December 31, 1994 and December 31, 1993, respectively, in accordance with the provisions of the Plan.

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

ITEM 27a FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994                                           SCHEDULE 1
- - ----------------------------------------------------------------------


IDENTITY OF ISSUER, BORROWER,  DESCRIPTION OF INVESTMENT
 LESSOR, OR SIMILAR PARTY        INCLUDING PAR VALUE          COST      CURRENT VALUE
- - -----------------------------  --------------------------  -----------  -------------
Dresser Industries, Inc.         950,319 shares of common  $13,247,540   $18,174,851
                                 stock, $.25 par value


DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

ITEM 27d FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTION (a)
YEAR ENDED DECEMBER 31, 1994                                SCHEDULE 2
- - ----------------------------------------------------------------------



                                                                                    EXPENSES                 CURRENT VALUE
                                                                                    INCURRED                  OF ASSET ON   NET
                                                        PURCHASE  SELLING  LEASE      WITH                    TRANSACTION   GAIN
IDENTITY OF PARTY INVOLVED  DESCRIPTION OF ASSETS        PRICE     PRICE   RENTAL  TRANSACTION  COST OF ASSET     DATE     (LOSS)
- - --------------------------  ---------------------       --------  -------  ------  -----------  ------------- ------------ ------
SINGLE TRANSACTION
  Dresser Industries, Inc.  18,820 shares of Dresser
                                    Industries, Inc.
                                    common stock       $  406,964   $ -     $ -        $ -       $  406,964   $  406,964     $ -

  Dresser Industries, Inc.  20,150 shares of Dresser
                                    Industries, Inc.
                                    common stock          418,125     -       -          -          418,125      418,125       -

  Dresser Industries, Inc.  20,963 shares of Dresser
                                    Industries, Inc.
                                    common stock          419,272     -       -          -          419,272      419,272       -

  Dresser Industries, Inc.  17,341 shares of Dresser
                                    Industries, Inc.
                                    common stock          331,749     -       -          -          331,749      331,749       -
                            ------                     ----------   ----    ----       ----      ----------   ----------     ----

TOTAL OF QUARTERLY
 TRANSACTIONS
  Dresser Industries, Inc.  77,274 shares of Dresser
                                    Industries, Inc.
                                    common stock       $1,576,110   $ -     $ -        $ -       $1,576,110   $1,576,110     $ -
                                                       ==========   ====    ====       ====      ==========   ==========     ====

(a) Transactions in excess of five percent of the current value of the Plan's assets as of January 1, 1994 as defined in
    Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.


                                       SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Dresser Industries, Inc. Stock Purchase Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             DRESSER INDUSTRIES, INC.
                                             STOCK PURCHASE PLAN

                                             /s/ PAUL M. BRYANT
                                             --------------------------------
                                             Paul M. Bryant, Chairman
                                             Stock Purchase Plan Committee


June 27, 1995

                                 EXHIBIT INDEX

Exhibit                  Description

  23                     Consent of Price Waterhouse LLP